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                                                              Exhibit (a)(1)(P)


Selected material from a presentation of Omnicare, Inc. at the Bear Stearns 15th Annual Healthcare Conference on September 17, 2002 at The Waldorf Astoria, New York, New York



Potential Acquisition of NCS HealthCare
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o  NCS serves 203,000 residents in 33 states; generating $650 million in sales

o  NCS agreed to be acquired by Genesis Health Ventures

o Before the NCS/Genesis transaction was signed, Omnicare presented superior proposal to NCS

o Launched an all cash tender offer at $3.50 per share--and commenced litigation

o  Total transaction value of approximately $400 million

o  Substantial fit with Omnicare